United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lime Energy Co.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

53261U304

(CUSIP Number)

Bryon C. Stanislaw

Chief Investment Officer

The Hurvis Group, LLC

4065 Commercial Ave.

Northbrook, IL 60062

Phone (847) 559-2031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261U304

(1)	Names of reporting persons John Thomas Hurvis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,241,358 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 2,241,358 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,241,358 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 38.3%*
(14)	Type of reporting person (see instructions) IN

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee.

CUSIP No. 53261U304

(1)	Names of reporting persons The John Thomas Hurvis Revocable Trust dated March 8, 2002
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,241,358 shares*
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 2,241,358 shares*
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 2,241,358 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions)
(13)	Percent of class represented by amount in Row (11) 38.3%*
(14)	Type of reporting person (see instructions) OO

*	All of the shares are owned by The John Thomas Hurvis Revocable Trust dated March 8, 2002 for which John Thomas Hurvis serves as the sole trustee.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Lime Energy Co., a Delaware Corporation (the “Issuer”), having its principal executive offices located at 16810 Kenton Drive, Suite 240, Huntersville, North Carolina 28078.

Item 2.	Identify and Background.

(a) This statement is being filed by John Thomas Hurvis and The John Thomas Hurvis Revocable Trust dated March 8, 2002 (the “Trust” and, together with Mr. Hurvis, the “Reporting Persons”) for which Mr. Hurvis serves as the sole trustee.

(b) The business address of the Reporting Persons is c/o The Hurvis Group, LLC, 4065 Commercial Avenue, Northbrook, IL 60062.

(c) Mr. Hurvis is the Chairman and Chief Executive Officer of Old World Industries, LLC, which provides automotive and heavy duty products in more than 60 countries. The principal executive offices of Old World Industries, LLC are located at 4065 Commercial Avenue, Northbrook, IL 60062.

(d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hurvis is a citizen of the United States of America and the Trust is organized under the laws of the State of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2013, the Trust used $2.0 million of its existing cash resources to acquire 200,000 shares of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) and warrants to purchase 282,686 shares of Common Stock (the “Series B Warrants”). The Reporting Persons previously acquired (i) 11,368 shares of Common Stock, (ii) warrants to purchase 266,525 shares of Common Stock (the “2012 Warrants”), (iii) 329,774 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, collectively the “Preferred Stock”), and (iv) warrants to purchase 52,910 shares of Common Stock (the “Series A Warrants” and, together with the Series B Warrants and the 2012 Warrants, collectively the “Warrants”).

Item 4.	Purpose of the Transaction.

The subject shares of Common Stock and Preferred Stock and the Warrants acquired by the Reporting Persons have been acquired for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Persons may, in their sole discretion, purchase additional shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may acquire additional shares of Common Stock pursuant to the terms of the Preferred Stock and the Warrants due to (i) stock splits, stock dividends, stock distributions and similar transactions, (ii) the anti-dilution provisions of the Preferred Stock and (iii) the payment of dividends on the Preferred Stock in additional shares of Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 2,241,358 shares of Common Stock, which constitute approximately 38.3% of the outstanding Common Stock (as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), representing (i) an aggregate of 11,368 shares of Common Stock held by the Trust, (ii) an aggregate of 602,121 shares of Common Stock that would be issuable upon the exercise of the Warrants held by the Trust, and (iii) an aggregate of 1,627,869 shares of Common Stock that would be issuable upon the conversion of the shares of Preferred Stock held by the Trust.

(b) Mr. Hurvis, as the sole trustee of the Trust, has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Trust.

(c) During the 60 days prior to the filing of this statement, the Reporting Persons have engaged in the following transactions in the Common Stock:

On December 30, 2013, the Trust acquired 200,000 shares of Series B Preferred Stock and Series B Warrants to purchase 282,686 shares of Common Stock. The consideration for the shares of Series B Preferred Stock and the Series B Warrants consisted of $2.0 million in cash. The liquidation preference of the shares of Preferred Stock is $10.00 per share, and the shares are initially convertible into shares of Common Stock at a conversion price of $2.83 per share. The Series B Warrants have an initial exercise price of $2.83 per share. The transaction was effected as a private placement by the Issuer in reliance upon an exemption from the registration requirements pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

(d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuers.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any Reporting Person and any other person with respect to any securities of the Issuer.

On October 22, 2012, the Issuer, the Trust and the other investors named therein entered into a Convertible Note and Warrant Purchase Agreement (the “2012 Purchase Agreement”) pursuant to which the Trust acquired convertible notes (the “Notes”) and the 2012 Warrants. In connection with the 2012 Purchase Agreement, the Issuer issued to the Trust the Notes and the 2012 Warrants, and the Issuer entered into a Security Agreement and Collateral Agency Agreement with Richard P. Kiphart, as collateral agent for the purchasers of the Notes, including the Trust.

On September 23, 2013, the Issuer, the Trust and the other investors named therein entered into a Preferred Stock and Warrant Purchase Agreement (the “Series A Purchase Agreement”) pursuant to which the Trust acquired shares of Series A Preferred Stock and the Series A Warrants. In connection with the Series A Purchase Agreement, the Issuer issued to the Trust the Series A Preferred Stock and the Series A Warrants.

On December 30, 2013, the Issuer, the Trust and the other investor named therein entered into a Preferred Stock and Warrant Purchase Agreement (the “Series B Purchase Agreement”) pursuant to which the Trust acquired shares of Series B Preferred Stock and the Series B Warrants. In connection with the Series B Purchase Agreement, the Issuer issued to the Trust the Series B Preferred Stock and the Series B Warrants.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –	Convertible Note and Warrant Purchase Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 2 –	Form of Subordinated Secured Convertible Pay-In-Kind Notes due October 22, 2017 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 3 –	Form of Warrant to Purchase Common Stock dated October 22, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 4 –	Security Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 5 –	Collateral Agency Agreement dated October 22, 2012 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012)

Exhibit 6 –	Preferred Stock and Warrant Purchase Agreement dated September 23, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 7 –	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 8 –	Form of Warrant to Purchase Common Stock dated September 23, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013)

Exhibit 9 –	Preferred Stock and Warrant Purchase Agreement dated December 30, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

Exhibit 10 –	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

Exhibit 11 –	Form of Warrant to Purchase Common Stock dated December 30, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2013	Signature: /s/ John Thomas Hurvis
	Name:	John Thomas Hurvis
	Title:	Trustee